November 12, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Irene Paik

Re:	ShockWave Medical, Inc.
Registration Statement on Form S-1
Registration No. 333-234640

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-234640) (the “Registration Statement”) of ShockWave Medical, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 pm, Washington, D.C. time, on November 14, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

Very truly yours, SHOCKWAVE MEDICAL, INC.

By:	/s/ Douglas Godshall
Name: Douglas Godshall Title: President & Chief Executive Officer

[Signature Page to Acceleration Request]